UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

AMENDED REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 27 July 2018, as amended on 1 November 2018, with effect from 31 July 2018

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the British pound sterling ("GBP") 450,000,000 Floating Rate Global Notes due 31 July 2023 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 27 July 2018, as amended and restated on 1 November 2018, with effect from 31 July 2018 (the "Amended Pricing Supplement, and, together, the "Offering Circular").

This amended report (the "Amended Report") amends the report dated 27 July 2018 and filed by the Bank with the Securities and Exchange Commission on the same date (the "Original Report") in order to file the Amended Pricing Supplement as an exhibit to the report under Item 7(d)(ii), which replaces and supersedes the Pricing Supplement dated 27 July 2018 previously filed as an exhibit to the Original Report under Item 7(d)(ii). The Amended Pricing Supplement amended the Pricing Supplement dated 27 July 2018 by correcting the definition of Interest Determination Date (as defined therein) for the Notes. Other than the Amended Pricing Supplement, the Bank is not amending or updating any part of the Original Report. The filing of the Amended Report, and the inclusion of the Amended Pricing Supplement as an exhibit thereto, should not be understood to mean that any other statements contained in the Amended Report are true and complete as of any other date subsequent to 27 July 2018.

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 27 July 2018 (the "Syndication Agreement") with the managers named therein (the "Managers") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	0.04%	99.96%

| Total | GBP 450,000,000 | GBP 195,500 | GBP 449,804,500 |

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers (as defined in the Syndication Agreement) have agreed to pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, the Syndication Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Syndication Agreement dated 27 July 2018.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement 27 July 2018, as amended and restated on 1 November 2018, with effect from 31 July 2018.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

MiFID II product governance / Professional investors and ECPs only target market:

Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each of the Joint Lead Managers.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

27 July 2018

As amended with effect from 31 July 2018 and restated on 1 November 2018

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Pound Sterling ("**GBP**")
2	Nominal Amount:	GBP 450,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	31 July 2018
5	Issue Price:	100.00 per cent.
6	Maturity Date:	31 July 2023
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		GBP 100,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		31 July 2018
16	Fixed Rate Notes:		Not Applicable
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Applicable
	(a)	Manner in which Rate of Interest is to be determined:	Screen Rate Determination
	(b)	Margin(s):	Plus 0.05 per cent. per annum
	(c)	Minimum Rate of Interest (if any):	Zero per cent. per annum
	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction	Actual/365
19	If ISDA Determination:		Not Applicable
20	If Screen Rate Determination:		
	(a)	Reference Rate:	For all Interest Payment Dates, 3 month GBP

LIBOR as appearing on the Relevant Screen Page.

In the event that a published three-month GBP LIBOR rate is unavailable or if three-month GBP LIBOR rate ceases to exist or to be an industry accepted rate for debt market instruments during the life of the Notes, the Calculation Agent will determine whether to use a substitute or successor base rate that it has determined, in its sole discretion and acting in good faith, is most comparable to three-month GBP LIBOR rate; provided that, if the Calculation Agent determines that there is, at any time during the life of the Notes, an industry accepted successor base rate for debt market transactions linked to three-month GBP LIBOR rate, the Calculation Agent shall use such a successor base rate from the next interest period following such determination.

If the Calculation Agent determines that there is no industry accepted successor base rate for debt market instruments linked to the three-month GBP LIBOR rate, and that no substitute or other successor base rate is comparable to the three-month GBP LIBOR rate, the Calculation Agent will request, from four major banks in the London interbank market, selected by the Agent in consultation with the Issuer, quotations for the offered rate for three month GBP unsecured deposits to prime banks in the London interbank market. If at least two quotations are provided, the Calculation Agent will determine the LIBOR rate as the arithmetic mean of those quotations. If fewer than two such London banks provide quotations, the three-month GBP LIBOR rate will be determined by the Calculation Agent in its sole discretion and acting in good faith.

(b)	Relevant Screen Page:	Reuters page LIBOR01 (or any other successor page)
(c)	Interest Determination Date:	The first day of each Interest Period
21	If Indexed:	Not Applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not Applicable

3

23 General Provisions for Floating
Rate Notes and Indexed Notes:

    (a) Specified Period (or, in the
case of Notes where the
Interest Payment Date(s)
are fixed, the Interest
Payment Date(s):

Interest Payment Dates shall be 31 July, 31
October, 31 January and 30 April of each year
from and including 31 October 2018 up to and
including the Maturity Date, subject to
adjustment in accordance with the Business
Day Convention.

    (b) Business Day Convention:

Modified Following Business Day

    (c) Business Day definition if
different from that in
Condition 4(b)(i):

Condition 4(b)(i) applies and for the avoidance
of doubt London shall be the principal business
centre and New York shall be the additional
business centre.

    (d) Calculation of interest to be
adjusted in accordance with
Business Day Convention
specified above:

Yes

    (e) Terms relating to calculation
of Interest Amount:

Condition 4(b)(v) applies

    (f) Party responsible for
calculation of the Interest
Amount:

Agent

    (g) Party responsible for
making any determinations
ancillary to or in connection
with the calculation of the
Interest Amount, including
Rate of Interest (if
applicable):

Agent is responsible for determining Rate of
Interest applicable to each Interest Period

    (h) Any amendment to the
definition in Condition
4(b)(iii) of Euro-zone:

Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24 Definition of "Payment Day" for the
purpose of Condition 6(e) if different
to that set out in Condition 6:

Condition 6(e) applies

25 Dual Currency Notes:

Not Applicable

26 Physically Settled Notes:

Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27 (a) Redemption at Issuer's
option:

No

    (b) Redemption at Noteholder's
option:

No

28	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29		Instalment Note:	Not Applicable
30		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Syndicated
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers** Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom

Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

Scotiabank Europe plc
201 Bishopsgate
6th Floor
London EC2M 3NS
United Kingdom

Co-Managers
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

J.P. Morgan Securities plc
25 Bank Street

Canary Wharf
London E14 5JP
United Kingdom

NatWest Markets Plc
250 Bishopsgate
London EC2M 4AA
United Kingdom

RBC Europe Limited
Riverbank House
2 Swan Lane
London EC4R 3BF
United Kingdom

33	Date of Syndication Agreement:	27 July 2018
34	Stabilising Manager:	Not Applicable
35	Additional selling restrictions:	Not Applicable
36	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
37	Intended to be held in a manner which would allow Eurosystem eligibility:	No
38	Common Code:	186107675
	ISIN Code:	XS1861076757
	CUSIP Number:	Not applicable
39	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange plc
40	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if	Not Applicable

so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

41 Additional Information:

Regulation, reform, and the potential or actual discontinuation of "benchmarks," including LIBOR, may adversely affect the Notes, including the value of, and return on the Notes.

LIBOR, and other rates and indices which are deemed to be "benchmarks" are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms and guidance are already effective such as Regulation (EU) 2016/1011 (the "**Benchmark Regulation**") whilst others are still to be implemented.

The Benchmark Regulation has come into force on 1 January 2018 and could have a material impact on any Notes linked to LIBOR such as the Notes, in particular, if the methodology or other terms of LIBOR are changed in order to comply with the terms of the Benchmark Regulation. In addition, the Benchmark Regulation stipulates that each administrator of a "benchmark" regulated thereunder must be licensed by the competent authority of the Member State where such administrator is located. There is a risk that administrators of LIBOR will fail to obtain a necessary licence, preventing them from continuing to provide LIBOR. Other administrators may cease to administer LIBOR because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith. There is also a risk that certain benchmarks, such as LIBOR, may continue to be administered but may become obsolete in the future.

On 27 July 2017, the UK Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after

2021 (the "**FCA Announcement**"). The FCA Announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021.

These reforms and other pressures (including from regulatory authorities) may cause LIBOR to disappear entirely, to perform differently than in the past (as a result of a change in methodology or otherwise), create disincentives for market participants to continue to administer or participate in certain benchmarks or have other consequences which cannot be predicted.

Any such consequence could have a material adverse effect on the Notes. The potential elimination of the LIBOR benchmark or changes in the manner of administration of LIBOR, could require or result in an adjustment to the interest provisions of the Notes or result in other consequences, in respect of the Notes. Furthermore, even prior to the implementation of any changes, uncertainty as to the nature of alternative reference rates and as to potential changes to LIBOR may adversely affect LIBOR during the term of the Notes, the return on the Notes and the trading market for securities based on LIBOR. Investors should consider these matters when making their investment decision with respect to the Notes.

Investors in the Notes should be aware that, if LIBOR were to be discontinued or otherwise unavailable, or if three-month GBP LIBOR ceases to be an industry accepted rate for debt market instruments during the life of the Notes, as determined by the Calculation Agent in its sole discretion, the rate of interest on the Notes will be determined for the relevant period(s) by the fallback provisions set out in Condition 20 of the Pricing Supplement. These fallback provisions provide that the Calculation Agent will determine whether to use a substitute rate or successor base rate that is most comparable to the three-month GBP LIBOR rate. If the Calculation Agent, in its sole discretion, determines that there is no such comparable substitute rate or successor base rate, the Calculation Agent will request quotations for the offered rate for three month GBP unsecured deposits from four major banks in the London interbank market, and the provisions include the possibility that if fewer than two quotations are received, the rate of interest would be determined by the Calculation Agent.

No consent of the Noteholders shall be required in connection with effecting any relevant successor rate or substitute rate (as applicable) or any other related adjustments and/or amendments described above.

42   Total Commissions: GBP 195,500

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 31 July 2018 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Professional investors and ECPs only target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 31 July 2018 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **NOTIFICATION**

Not Applicable

4   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be GBP 449,804,500) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	GBP 449,804,500
(iii)	Estimated total expenses:	GBP10,000

6   **YIELD**

Indication of yield:	Not Applicable

7   HISTORIC INTEREST RATES

     Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

     Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

     Not Applicable